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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

UNIVERSAL TECHNICAL INSTITUTE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

913915 10 4

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 913915 10 4

1.	Name of Reporting Person: ROBERT D. HARTMAN		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 2,346,841

		6.	Shared Voting Power: 236,344 [1]

		7.	Sole Dispositive Power: 2,346,841

		8.	Shared Dispositive Power: 236,344

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,583,185

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.3% [2]

12.	Type of Reporting Person: IN

[1] Includes (i) 217,500 shares of common stock, $0.0001 par value per share (“Common Stock”) of Universal Technical Institute, Inc. (“UTI”) held by the Robert D. Hartman and Janice W. Hartman 1998 Charitable Remainder UniTrust, of which Robert D. Hartman and Janice W. Hartman are co-trustees and (ii) 18,844 shares of Common Stock held by UTI Tax-Deferred Trust, of which Robert D. Hartman is a trustee. The Reporting Person expressly disclaims any beneficial ownership over the shares of the Common Stock held by the UTI Tax-Deferred Trust other than his pecuniary interest therein.

[2] Based on 27,693,574 shares outstanding as of December 31, 2003.

Item 1.

(a)	Name of Issuer:

Universal Technical Institute, Inc. (“UTI”)

(b)	Address of Issuer’s Principal Executive Offices:

UTI’s principal executive offices are located at 20410 North 19th Avenue, Suite 200, Phoenix, Arizona 85027

Item 2.

(a)	Name of Person Filing:

Robert D. Hartman

(b)	Address of Principal Business Office or, if none, Residence:

The address of the Reporting Person is: c/o Universal Technical Institute, 20410 North 19th Avenue, Suite 200, Phoenix, Arizona 85027

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”)

(e)	CUSIP Number:

913915 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership.

The following sets forth information with respect to the beneficial ownership of the Common Stock beneficially owned by the Reporting Person. The percentage of the Common Stock beneficially owned by the Reporting Person is based on 27,693,574 shares of Common Stock outstanding as of December 31, 2003.

(a)	Amount beneficially owned: 2,583,185.

The shares beneficially owned by Robert D. Hartman are comprised of (i) 217,500 shares of Common Stock of UTI held by the Robert D. Hartman and Janice W. Hartman 1998 Charitable Remainder UniTrust, of which Robert D. Hartman and Janice W. Hartman are co-trustees; (ii) 18,844 shares of Common Stock held by UTI Tax-Deferred Trust, of which Robert D. Hartman is a trustee; (iii) 1,489,369 shares of Common Stock held by Robert D. Hartman and (iv) 857,472 shares of Common Stock held by Hartman Investments Limited Partnership, of which Robert D. Hartman is the general partner. The Reporting Person expressly disclaims any beneficial ownership over the shares of the Common Stock held by the UTI Tax-Deferred Trust other than his pecuniary interest therein.

(b)	Percent of class: 9.3%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,346,841.

(ii)	Shared power to vote or to direct the vote: 236,344.

(iii)	Sole power to dispose or to direct the disposition of: 2,346,841.

(iv)	Shared power to dispose or to direct the disposition of: 236,344.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10.	Certification

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

Not applicable.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

Robert D. Hartman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.